Exhibit 99.1

I-45 SLF LLC

Consolidated Financial Statements

and

Independent Auditor’s Report

As of March 31, 2017 and 2016 and for the year ended March 31, 2017 and for the period from
September 3, 2015 (the date of incorporation) to March 31, 2016

Independent Auditor's Report

Board of Managers

I-45 SLF LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of I-45 SLF LLC and its subsidiary, which comprise the consolidated statements of assets, liabilities and members’ equity, including the consolidated schedules of investments, as of March 31, 2017 and 2016, the related consolidated statements of operations, changes in members' equity and cash flows for the year ended March 31, 2017, and for the period from September 3, 2015 (date of incorporation) to March 31, 2016, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-45 SLF LLC and its subsidiary as of March 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended March 31, 2017, and for the period from September 3, 2015 (date of incorporation) to March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM LLP

Chicago, Illinois

May 12, 2017

I-45 SLF LLC

Consolidated Statements of Assets, Liabilities

and Members’ Equity

	March 31,
	2017	2016
Assets

Investments, at fair value (cost $197,494,528 and $99,835,813, respectively)	$200,242,690	$99,214,303
Cash and cash equivalents	12,092,653	2,180,769
Due from broker	1,732,500	––
Deferred financing costs (net of accumulated amortization of $439,982 and $65,323, respectively)	1,659,042	1,059,677
Interest receivable	474,331	436,392

	$216,201,216	$102,891,141

Liabilities and Members' Equity

Liabilities
Credit facility	$122,000,000	$48,000,000
Payable for securities purchased	11,795,000	8,040,191
Distributions payable	2,830,442	1,425,474
Interest payable	60,192	29,205
Accrued expenses and other liabilities	97,882	39,040

Total liabilities	136,783,516	57,533,910

Members' equity	79,417,700	45,357,231

	$216,201,216	$102,891,141

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Schedule of Investments

March 31, 2017

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity

Corporate Bank Loans
United States
Aerospace & Defense
American Scaffold Holdings	3/31/2022	L+6.50%	$2,925,000	$2,887,177	$2,910,375
Hunter Defense Technologies	8/5/2019	L+6.00%	2,703,947	2,697,208	2,514,671
Automobile
Highline Aftermarket	3/17/2024	L+4.25%	3,000,000	2,985,000	3,033,900
Safe Guard	3/31/2024	L+5.00%	3,250,000	3,152,500	3,225,625
Business Services
Ahead, LLC	11/2/2020	L+6.50%	4,687,500	4,585,981	4,640,625
Ansira Partners	12/31/2022	L+6.50%	4,500,000	3,884,092	3,893,523
iEnergizer	5/1/2019	L+6.00%	6,567,046	6,217,720	6,542,748
IG Investments Holdings	10/31/2021	L+5.00%	2,480,570	2,469,439	2,507,856
Integro Parent Inc.	11/2/2022	L+5.75%	4,938,924	4,790,756	4,963,618
Mood Media Corporation	5/1/2019	L+6.00%	4,503,289	4,427,043	4,483,024
Capital Equipment
Time Manufacturing	2/10/2022	L+5.00%	3,000,000	2,985,343	2,985,343
Consumer Products & Retail
PetValu	7/5/2022	L+5.50%	4,975,000	4,931,261	4,987,438
Water Pik, Inc. - 1st lien	7/8/2020	L+4.75%	1,137,090	1,135,097	1,139,478
Water Pik, Inc. - 2nd lien	1/8/2021	L+8.75%	1,789,474	1,756,683	1,802,895
Consumer Services
CMN.com (Higher Education)	10/15/2021	L+6.00%	6,912,500	6,785,531	6,785,531
Prepaid Legal Services, Inc. - 2nd Lien	7/1/2020	L+9.00%	405,000	395,663	407,349
Prepaid Legal Services, Inc. - 1st Lien	7/1/2019	L+5.25%	4,474,279	4,470,626	4,507,836
SRP Companies	9/8/2023	L+6.50%	5,975,275	5,106,492	5,132,212
Containers & Packaging
ICSH, Inc.	12/31/2018	L+5.75%	6,698,007	6,670,865	6,685,051
Financial Services
iPayment, Inc.	5/8/2017	L+5.25%	6,964,029	6,947,920	6,929,209
TaxACT	12/31/2022	L+6.00%	1,269,915	1,238,463	1,269,915
Food, Agriculture & Beverage
California Pizza Kitchen	8/23/2022	L+6.00%	6,969,987	6,925,133	6,971,381
Gaming & leisure
Redbox Automated Retail	9/27/2021	L+7.50%	6,125,000	5,958,692	6,132,963
Healthcare Services
Beaver-Visitec International	8/21/2023	L+5.00%	4,975,000	4,928,997	4,975,000
PT Network	11/30/2021	L+6.50%	4,990,972	3,883,735	3,883,735
Hotel, gaming & leisure
VIP Cinema	3/31/2023	L+6.00%	5,000,000	4,975,275	5,059,500
Industrial products
LTI Holdings, Inc.	4/17/2022	L+4.25%	1,974,874	1,780,886	1,974,874
MWI Holdings	6/29/2020	L+5.50%	4,962,500	4,921,442	5,006,170
Sigma Electric	8/31/2021	L+7.50%	5,000,000	4,886,637	4,886,637
Terra Millennium	11/23/2022	L+6.25%	6,956,250	6,889,423	6,956,250
Media, Marketing & Entertainment
Contextmedia	12/31/2021	L+6.50%	1,975,000	1,787,489	1,975,000
Imagine! Print Solutions	3/30/2022	L+6.00%	3,565,489	3,526,760	3,610,057
New Media Holdings II LLC	6/4/2020	L+6.25%	6,901,894	6,886,200	6,867,385
Northstar Travel	6/7/2022	L+6.25%	4,090,625	4,036,655	4,070,172
Tweddle Group	10/24/2022	L+6.00%	2,506,731	2,459,763	2,525,531
Paper & forest products
Digital Room	5/28/2023	L+10.00%	4,000,000	3,924,128	3,924,128
Retail
Turning Point Brands	12/31/2021	L+6.00%	5,000,000	4,950,846	4,950,846
Software & IT Services
Digital River	2/12/2021	L+6.50%	7,015,452	6,988,236	7,050,529
InfoGroup Inc. - 1st Lien	5/28/2018	L+5.50%	3,000,000	2,970,000	2,970,000
InfoGroup Inc. - 1st Lien	5/28/2018	L+5.00%	5,913,550	5,813,451	5,907,637
Technology Products & Components
Array Technologies	6/22/2021	L+7.25%	4,625,000	4,542,126	4,613,438
ATX Networks Corp.	6/12/2021	L+6.00%	4,924,812	4,877,594	4,875,564

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Schedule of Investments

March 31, 2017

(Continued)

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity

Telecommunications
American Teleconferencing - 1st Lien	12/8/2021	L+6.50%	$5,711,302	$5,243,685	$5,700,450	7.18%
American Teleconferencing - 2nd Lien	6/6/2022	L+9.50%	1,708,571	1,643,620	1,674,400	2.11%
Polycom	9/27/2023	L+6.50%	6,445,833	6,445,833	6,547,678	8.24%
Transportation & Logistics
US Joiner	4/16/2020	L+6.00%	4,791,601	4,737,062	4,767,643	6.00%
Utilities
Pike Corp.	8/30/2024	L+8.00%	1,000,000	990,000	1,017,500	1.28%
Total Investments - (cost $197,494,528)				$197,494,528	$200,242,690	252.13%

(1)

The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset daily, monthly, quarterly, or semiannually. For each the Company has provided the spread over LIBOR and the current contractual interest rate in effect at March 31, 2017. Certain investments are subject to a LIBOR interest rate floor.

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Schedule of Investments

March 31, 2017

Description	Maturity Date	Current Interest Rate(1)	Principal Amount	Cost	Fair Value	Percentage of Members' Equity

Corporate Bank Loans
United States
Aerospace & Defense
CRGT	12/19/2020	L+6.50%	$3,923,567	$3,918,804	$3,913,758
Hunter Defense Technologies	8/5/2019	L+5.50%	2,960,526	2,950,002	2,442,434
Jet Support Services, Inc.	8/31/2021	L+6.50%	4,875,000	4,768,698	4,631,250
Building & Infrastructure Products
Stardust Finance Holdings, Inc.	3/13/2022	L+5.50%	4,974,874	4,928,459	4,937,563
Specialty Chemicals
LTI Holdings, Inc.	4/17/2022	L+4.25%	1,994,975	1,760,565	1,890,239
Software & IT Services
Compuware Corporation	12/15/2019	L+5.25%	2,922,078	2,854,681	2,829,857
Digital River, Inc.	2/12/2021	L+6.50%	5,415,452	5,383,375	5,408,683
Containers & Packaging
ICSH, Inc.	12/31/2018	L+5.75%	4,974,243	4,953,875	4,941,503
Media, Marketing & Entertainment
Imagine! Print Solutions, Inc.	3/30/2022	L+6.00%	3,000,000	2,947,500	3,011,250
Mood Media Corporation	5/1/2019	L+6.00%	4,549,714	4,435,393	4,260,375
New Media Holdings II LLC	6/4/2020	L+6.25%	4,962,311	4,951,057	4,853,785
Vivid Seats	3/1/2022	L+6.00%	5,000,000	4,653,688	4,737,500
Food, Agriculture & Beverage
Milk Specialties	11/9/2018	L+7.00%	3,686,288	3,681,983	3,693,200
Consumer Products & Retail
BDF Acquisition Corp.	2/12/2022	L+8.00%	3,000,000	2,859,650	2,895,000
Kendra Scott	7/17/2020	L+6.00%	4,899,684	4,892,037	4,887,434
Water Pik, Inc. - 1st lien	7/9/2020	L+4.75%	1,191,287	1,188,560	1,179,868
Water Pik, Inc. - 2nd lien	1/9/2021	L+8.75%	1,912,281	1,867,957	1,888,377
Business Services
Ahead, LLC	11/2/2020	L+6.50%	4,937,500	4,800,794	4,814,063
Integro Parent Inc.	11/2/2022	L+5.75%	4,988,287	4,821,625	4,813,697
Healthcare Services
MediMedia USA	11/20/2018	L+6.75%	5,000,000	4,876,157	4,887,500
Financial Services
iPayment, Inc.	5/8/2017	L+5.25%	5,000,000	4,904,057	4,778,150
TaxACT, Inc.	12/31/2022	L+6.00%	4,500,000	4,369,102	4,432,500
Consumer Services
Prepaid Legal Services, Inc. - 1st lien	7/1/2019	L+5.25%	4,824,760	4,819,070	4,812,698
Prepaid Legal Services, Inc. - 2nd lien	7/1/2020	L+9.00%	405,000	392,850	400,950
Transportation & Logistics
US Joiner	4/16/2020	L+6.00%	2,992,366	2,940,000	2,947,481
Technology Products & Components
ATX Networks Corp.	6/12/2021	L+6.00%	4,974,937	4,915,874	4,925,188
Total Investments - (cost $99,835,813)				$99,835,813	$99,214,303	210.11%

(1)

The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset daily, monthly, quarterly, or semiannually. For each the Company has provided the spread over LIBOR and the current contractual interest rate in effect at March 31, 2016. Certain investments are subject to a LIBOR interest rate floor.

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Statements of Operations

For the year ended March 31, 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016

	Year ended March 31, 2017	Period from September 3, 2015 (date of incorporation) to March 31, 2016
Investment income
Interest income	$12,541,556	$2,400,871

Total investment income	12,541,556	2,400,871

Expenses
Interest expense	3,164,136	309,949
Unused facility fee	185,897	95,264
Organizational expense	—	80,853
Administrative agent fee	318,150	69,792
Amortization of facility fee	374,659	65,323
Administrative fee	120,543	35,106
Professional fees and other	236,372	32,295

Total expenses	4,399,757	688,582

Net investment income	8,141,799	1,712,289

Realized and unrealized gain on investments
Net realized gain on investments	1,653,143	41,926
Net change in unrealized appreciation (depreciation) on investments	3,369,673	(621,510)

Net gain (loss) on investments	5,022,816	(579,584)

Net increase in members' equity resulting from operations	$13,164,615	$1,132,705

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Statements of Changes in Members’ Equity

For the year ended March 31, 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016

	Year ended March 31, 2017	Period from September 3, 2015 (date of incorporation) to March 31, 2016

Members' equity beginning balance	$45,357,231	$––
Contributions	30,000,000	46,000,000
Distributions	(9,104,146)	(1,775,474)
	66,253,085	44,224,526

Net increase in members' equity resulting from operations:
Net investment income	8,141,799	1,712,289
Net realized gain on investments	1,653,143	41,926
Net change in unrealized appreciation (depreciation) on investments	3,369,673	(621,510)

Net increase in members' equity resulting from operations	13,164,615	1,132,705

Members' equity ending balance	$79,417,700	$45,357,231

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Consolidated Statements of Cash Flows

For the year ended March 31, 2017 and for the period from September 3, 2015 (date of incorporation) to March 31, 2016

	Year ended March 31, 2017	Period from September 3, 2015 (date of incorporation) to March 31, 2016
Cash flows from operating activities
Net increase in members' equity resulting from operations	$13,164,615	$1,132,705
Adjustments to reconcile net increase in members' equity resulting from operations to net cash used in operating activities:
Net realized gain on investments	(1,653,143)	(41,926)
Net change in unrealized (appreciation) depreciation on investments	(3,369,673)	621,510
Amortization of premiums and discounts on investments	(1,084,012)	(84,867)
Amortization of deferred financing costs	374,659	65,323
Purchases of investments	(161,951,431)	(101,973,261)
Proceeds from sales / paydowns of investments	67,029,872	2,264,241
Changes in operating assets and liabilities:
Due from broker	(1,732,500)	-
Interest receivable	(37,939)	(436,392)
Payable for securities purchase	3,754,809	8,040,191
Interest payable	30,987	29,205
Accrued expenses and other liabilities	58,842	39,040

Net cash used in operating activities	(85,414,914)	(90,344,231)

Cash flows from financing activities
Proceeds from credit facility contracts	74,000,000	48,000,000
Deferred financing costs paid	(974,024)	(1,125,000)
Capital contributions	30,000,000	46,000,000
Distributions	(7,699,178)	(350,000)

Net cash provided by financing activities	95,326,798	92,525,000

Net change in cash and cash equivalents	9,911,884	2,180,769

Cash and cash equivalents, beginning of period	2,180,769	—

Cash and cash equivalents, end of period	$12,092,653	$2,180,769

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$3,133,149	$280,744

Supplemental disclosure of noncash financing activities
Distributions payable	$2,830,442	$1,425,474

See accompanying notes to consolidated financial statements

I-45 SLF LLC

Notes to Consolidated Financial Statements

1.     ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

I-45 SLF LLC (the “Company”) was organized as a Delaware limited liability company on September 3, 2015 by the filing of a certificate of formation (the “Certificate”) with the Office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the “Act”). The Company is a joint venture between Main Street Capital Corporation and Capital Southwest Corporation. Capital Southwest Corporation owns 80.0% of the Company and has a profits interest of 75.6%, while Main Street Capital Corporation owns 20.0% and has a profits interest of 24.4%. The initial equity capital commitment to I-45 SLF totaled $85 million, consisting of $68 million from Capital Southwest Corporation and $17 million from Main Street Capital Corporation, of which, $76 million, or 89.4%, in total was funded as of March 31, 2017 and $46 million, or 54.1% was funded as of March 31, 2016.

On September 18, 2015, the Company’s wholly-owned and consolidated subsidiary, I-45 SPV LLC (the “SPV”) was organized as a Delaware limited liability company by the filing of a certificate of formation with the Office of the Secretary of State of the State of Delaware. The Company is the sole equity member of the SPV. All intercompany balances and transactions have been eliminated in consolidation.

The registered agent and office of the Company required by the Act to be maintained in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The principal office of the Company shall be located at such place within or without the State of Delaware, and the Company shall maintain such records, as the Members shall determine from time to time.

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).  The Company is an investment company and follows the accounting and reporting guidance in FASB Topic 946 – Financial Services – Investment Companies (“ASC Topic 946”).  Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investment transactions are accounted for on a trade-date basis.  Premiums and discounts are amortized over the lives of the respective debt securities using the effective interest method.  Investments that are held by the Company are stated at fair value in accordance with ASC Topic 820 – Fair Value Measurements and Disclosures (“ASC Topic 820”).

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the year net of recoveries and realized gains or losses from in-kind redemptions.  Net change in unrealized appreciation or depreciation reflects the net change in the fair value of the investment portfolio and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, which consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase, are carried at cost, which approximates fair value.

In the normal course of business, the Company maintains its cash and cash equivalents balances in financial institutions, which at times may exceed federally insured limits.  The Company is subject to credit risk to the extent

I-45 SLF LLC

Notes to Consolidated Financial Statements

any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.  Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

DEFERRED FINANCING COSTS

Deferred financing costs include commitment fees and other costs related to the Company’s credit facility (the “Credit Facility”, as discussed further in Note 4). These costs have been capitalized and are amortized into interest expense over the term of the individual instrument.

INTEREST AND DIVIDEND INCOME

Interest income is recorded as earned on the accrual basis and includes amortization of premiums or accretion of discounts.  Dividend income is recorded on the ex-dividend date. In accordance with the Company’s valuation policy, accrued interest and dividend receivables are evaluated periodically for collectability. When the Company does not expect the debtor to be able to service all of its debt or other obligations, the Company will generally establish a reserve against interest income receivable, thereby placing the loan or debt security on non-accrual status, and cease to recognize interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security’s status significantly improves regarding the ability to service debt or other obligations, it will be restored to accrual basis. As of March 31, 2017 and 2016, the Company did not have any investments on non-accrual status.

EXPENSES

Unless otherwise voluntarily or contractually assumed by the Board of Managers or another party, the Company bears all expenses incurred in its business including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Company, legal fees, accounting, auditing and tax preparation fees, recordkeeping and custodial fees, costs of computing the Company’s net asset value, research expenses, costs of insurance, registration expenses, offering costs, all costs with respect to communications with members, and other types of expenses as may be approved from time to time.

INCOME TAXES

The Company is organized and operates as a limited liability company and is not subject to income taxes as a separate entity. Such taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the Company’s financial statements. Investments in foreign securities may result in foreign taxes being withheld by the issuer of such securities.

For the current open tax year and for all major jurisdictions, management of the Company has evaluated the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will “more-likely-than-not” be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current year. For the year ended March 31, 2017 and the period from September 3, 2015 (date of incorporation) to March 31, 2016, the Company determined that it did not have any uncertain tax positions.  Generally, the Company is subject to income tax examinations by major taxing authorities during the three years prior to the periods covered by these financial statements.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

In April 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. It is effective for annual reporting periods beginning after December 15, 2015. Subsequently, in August 2015, the FASB issued ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. ASU 2015-15 allows debt issuance costs for lines of credit to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are outstanding borrowings on the line-of-credit

I-45 SLF LLC

Notes to Consolidated Financial Statements

arrangement. The Company adopted this guidance during the period ended March 31, 2017 and there was no impact to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements under ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606)—Narrow-Scope Improvements and Practical Expedients. This ASU clarified guidance on assessing collectability, presenting sales tax, measuring noncash consideration, and certain transition matters. The FASB decided to defer the effective date of the new revenue standard for public entities under U.S. GAAP for one year. The new guidance will be effective for the annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. Early adoption would be permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact the adoption of this new accounting standard will have on its consolidated financial statements, but the impact of the adoption is not expected to be material.

3.     FAIR VALUE MEASUREMENTS

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s investments is determined as of the close of business at the end of each reporting period (“Valuation Date”) in conformity with the guidance on fair value measurements and disclosures under U.S. GAAP.

The inputs used to determine the fair value of the Company’s investments are summarized in the three broad levels listed below:

•	Level 1- unadjusted quoted prices in active markets for identical investments
•	Level 2- investments with other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.)
•	Level 3- investments with significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The Company establishes valuation processes and procedures to ensure the valuation methodologies for investments categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable.  The Company designates the Board of Managers to oversee the entire valuation process of Level 3 investments.  The Board of Managers is responsible for developing the Company’s valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. Additionally, the Board of Managers is generally responsible for reviewing and approving the valuation determinations and any information provided by U.S. Bancorp Fund Services, LLC (the “Administrator”), as well as determining the levels of the fair value hierarchy in which the investments fall.

The Board of Managers meets on a quarterly basis, or more frequently as needed, to determine the valuations of Level 3 investments.  Valuations determined by the Board of Managers are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the Board of Managers deems to be appropriate, including the use of internal proprietary pricing models.  The Company, along with the Board of Managers, periodically reviews the valuations of Level 3 investments, and if necessary, recalibrates its valuation procedures.

I-45 SLF LLC

Notes to Consolidated Financial Statements

Investments currently held by the Company are generally valued as follows:

Securities that are listed on a recognized exchange are valued at their last available public sales price. Securities that are listed on more than one national securities exchange are valued at the last quoted sales price on the primary exchange on which the security is listed. If a security was not traded on the primary exchange on the valuation date, such security is valued at the last quoted sales price on the next most active market, if the Board of Managers determines the price to be representative of fair value.  Investments that are not listed on an exchange but are traded over-the-counter are generally valued using independent pricing services.  These pricing services may use the broker quotes or models that consider such factors as issue type, coupon rate, maturity, rating, prepayment speed, yield, or prices of comparable quality, when pricing securities.

In the case of investments not priced by independent pricing services, the Board of Managers will endeavor to obtain market maker quotes. For both long and short positions, the average of all “bid” and “asked” quotations is generally used.

The fair value determination of the Company’s investments consists of a combination of observable inputs in non-active markets and unobservable inputs.  The observable inputs are not always sufficient to determine the fair value of these investments.  As a result, all investments currently held by the Company are categorized as Level 3 under ASC 820.  The significant unobservable input utilized in the valuation process is broker quotes.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company’s investments that are categorized within Level 3 of the fair value hierarchy as of March 31, 2017 and 2016:

Type of Investment	Fair Value at March 31, 2017	Valuation Technique	Unobservable Input	Range

Corporate bank loans	$161,497,019	Income Approach	Broker Quotes	93 - 101.75
	8,359,451	Income Approach	Discount Rate	6.06% - 10.5%
	30,386,220	Market Approach	Cost

Type of Investment	Fair Value at March 31, 2016	Valuation Technique	Unobservable Input	Range

Corporate bank loans	$99,214,303	Income Approach	Broker Quotes	83 - 100

The Board of Managers will evaluate the valuation hierarchy and make changes when necessary.  The Company discloses transfers between levels based on valuations at the end of the reporting period.  The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a summary categorization, as of March 31, 2017, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	LEVEL 1	LEVEL 2	LEVEL 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$200,242,690	$200,242,690
Total investments	—	—	200,242,690	200,242,690

Cash equivalents - money market fund	8,861,173	—	—	8,861,173

	$8,861,173	$—	$200,242,690	$209,103,863

I-45 SLF LLC

Notes to Consolidated Financial Statements

The following is a summary categorization, as of March 31, 2016, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	LEVEL 1	LEVEL 2	LEVEL 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$99,214,303	$99,214,303
Total investments	—	—	99,214,303	99,214,303

Cash equivalents - money market fund	1,876,414	—	—	1,876,414

	$1,876,414	$—	$99,214,303	$101,090,717

The following table represents additional information about Level 3 assets measured at fair value.  Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.  As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the year ended March 31, 2017 and the period from September 3, 2015 (date of incorporation) to March 31, 2016 were as follows:

	LEVEL 3
	Beginning Balance March 31, 2016	Purchases(a)	Settlements	Change in Unrealized Appreciation (b)	Realized Gains (Losses) (c)	Ending Balance March 31, 2017
Investments (at fair value)
Corporate bank loans	$99,214,303	$162,546,451	$(66,540,880)	$3,369,673	$1,653,143	$200,242,690

Total	$99,214,303	$162,546,451	$(66,540,880)	$3,369,673	$1,653,143	$200,242,690

	LEVEL 3
	Beginning Balance September 3, 2015	Purchases(a)	Settlements	Change in Unrealized Appreciation (b)	Realized Gains (Losses) (c)	Ending Balance March 31, 2016
Investments (at fair value)
Corporate bank loans	$—	$102,054,707	$(2,260,820)	$(621,510)	$41,926	$99,214,303

Total	$—	$102,054,707	$(2,260,820)	$(621,510)	$41,926	$99,214,303

(a)	Includes purchases of new investments, as well as discount accretion on investments.
(b)

The change in unrealized appreciation is reflected in the net change in unrealized appreciation on investments in the Consolidated Statements of Operations. This amount is equivalent to the change in unrealized appreciation for investments still held at March 31, 2017 and 2016.

(c)	Realized gains (losses) are included in the net realized gain on investments in the Consolidated Statements of Operations.

4.     CREDIT FACILITY

The Company closed on a $75.0 million 5-year senior secured credit facility with Deutsche Bank AG (“Credit Facility”) in the period ended March 31, 2016. This facility included an accordion feature which allows the Company to achieve leverage of up to 2x debt-to-equity. During 2017, the Company increased credit facility commitments outstanding by an additional $90.0 million by adding three additional lenders to the syndicate, bringing total debt commitments to $165.0 million. The Company maintains the Credit Facility to provide additional liquidity to support its investment and operational activities.

Borrowings under the Credit Facility bear interest on a per annum basis at a rate equal to the applicable LIBOR rate (1.15% as of March 31, 2017 and 0.63% as of March 31, 2016) plus 2.50%.  The Company pays an Admin Fee of 0.25% per annum and unused fees of 0.50% per annum on the unused lender commitments under the Credit Facility. The Credit Facility is secured by a first lien on the assets of

I-45 SLF LLC

Notes to Consolidated Financial Statements

the Company. The Credit Facility contains certain affirmative and negative covenants, including but not limited to maintenance of a borrowing base. The Credit Facility is provided on a revolving basis through its final maturity date in November 2020.

At March 31, 2017, the Company had $122 million in borrowings outstanding under the Credit Facility. The Company recognized interest expense related to the Credit Facility, including unused commitment fees and amortization of deferred loan costs, of approximately $3.4 million for the year ended March 31, 2017.

At March 31, 2016, the Company had $48 million in borrowings outstanding under the Credit Facility. The Company recognized interest expense related to the Credit Facility, including unused commitment fees and amortization of deferred loan costs, of approximately $470,000 for the period ended March 31, 2016.

5.     ALLOCATION OF PROFITS AND LOSSES

For each fiscal year, profits or net losses of the Company are allocated among and credited to or debited against the capital accounts of the members as of the last day of each fiscal year in accordance the Limited Liability Company Agreement (the “LLC Agreement”). Net profits or net losses are allocated after giving effect for any initial or additional applications for interests or any repurchases of interests. Net investment income, realized gains and losses, and unrealized gains or losses are allocated to the members pro rata in accordance with their profit percentages, as defined in the LLC Agreement.  Net profits or net losses are measured as the net change in the value of the members’ equity in the Company, including any change in unrealized appreciation or depreciation of investments and income, net of expenses, and realized gains or losses during a fiscal year.

Each quarter a cash distribution may be made to the members, which is generally equivalent to estimated taxable income less non-cash revenue (such as original issue discount amortization or PIK interest).  The estimated taxable income distributions are generally made up of taxable net investment income (excluding non-cash revenue) and realized gains and losses.  Estimated taxable income and distributions made to the members therefore may be materially different than GAAP net investment income.  The distribution policy is subject to change by the Board of Managers based on business and market conditions at any time.

6.     DUE FROM BROKERS

The Company conducts business with brokers for its investment activities. The clearing and depository operations for the investment activities are performed pursuant to agreements with the brokers. The Company is subject to credit risk to the extent any broker with whom the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company’s behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote. At March 31, 2017 and 2016, the balance in due from brokers is cash of approximately $1.7 million and $0, respectively.

7.     ADMINISTRATION AGREEMENT

In consideration for administrative, accounting, and recordkeeping services, the Company pays the Administrator a pro rata portion of a monthly administration fee. This fee is calculated based on the quarter end invested assets. For the year ended March 31, 2017, the Company had incurred $120,543 in administration fees to US Bancorp Fund Services, LLC, of which $35,101 were payable at the end of the year. For the period ended March 31, 2016, the Company had incurred $35,106 in administration fees to US Bancorp Fund Services, LLC, of which $19,068 were payable at the end of the period.

The Administrator is affiliated with a broker, US Bank, through which the Company transacts operations.  At March 31, 2017, cash and cash equivalents in the amount of $12,092,653 are held with US Bank. At March 31, 2016, cash and cash equivalents in the amount of $2,322,946 are held by US Bank.

I-45 SLF LLC

Notes to Consolidated Financial Statements

8.     Commitments AND CONTINGENCIES

The Company entered into various trades during the periods ended March 31, 2017 and 2016.  As of March 31, 2017, there were outstanding trades in the amount of $11,795,000 that remained unsettled. As of March 31, 2016, there were outstanding trades in the amount of $8,040,191 that remained unsettled. This is shown as payable for securities purchased on the Consolidated Statements of Assets, Liabilities and Members’ Equity.

The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise.  Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies.  The Company has no currently pending material legal proceedings to which it is are party or to which any of its assets is subject.

9.     FINANCIAL HIGHLIGHTS

Financial highlights are as follows:

	Year ended March 31, 2017	Period from September 3, 2015 (date of incorporation) to March 31, 2016
Net investment income to average members' equity (1)	12.17%	14.79%
Expenses to average members' equity (1)	(6.58)%	(5.55)%
Internal Rate of Return, end of year (2)	15.13%	(1.32)%

(1)	Ratios are calculated by dividing the indicated amount by average members' equity measured at the end of each quarter during the period.
(2)

The internal rate of return since inception ("IRR") of the members is computed based on the actual dates of cash inflows, outflows, and the ending net assets at the end of the year of the members' equity account as of the measurement date.

Financial highlights are calculated for the members’ class taken as a whole. An individual member’s return and ratios may vary. Financial highlights disclosed may not be indicative of future performance of the fund.

10.    SUBSEQUENT EVENTS

Management has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through May 12, 2017, the date the consolidated financial statements were available to be issued.